116 Court Street, Suite 707
New Haven, Connecticut 06511

1.203.222.9333 Tell		Securities, Hedge Funds, Corporate,
1.203.823.9343 Fax		Tax, International, Mergers and
www.secattorneys.com		Acquisitions and Related Matters

March 7, 2014

Filed via EDGAR

Karl Hiller, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Liberated Energy, Inc.
                     Form 10-K for the Fiscal Year ended September 30, 2013
                     Filed January 13, 2014
                     File No. 333-171046

Dear Mr. Hiller:

On behalf of Liberated Energy, Inc., Commission File Number 333-171046 (hereinafter "the Company"), in accordance with your letter dated February 20, 2014, state as follows:

Form 10-K for the Fiscal Year ended September 30, 2013

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1.           The reference in the auditor’s report to the patent acquisition transaction and related uncertainty about the valuation appears to be a prohibited qualification as to the scope of the audit of your financial statements, as discussed in SAB Topic 1.E.2. Also, the January 13, 2013 date of your audit report appears to be in error. Please make arrangements with your auditor to obtain and file in an amendment an audit opinion that does not include a scope limitation and that is properly dated.

Accordingly, the audit report now states as follows:

We have audited the accompanying balance sheets of Liberated Energy, Inc. (the “Company”), as of September 30, 2013, and 2012, and the related statements of operation, shareholders’ equity, and cash flows for year ended September 30, 2013, and 2012, and the cumulative period from January 19, 2013 (date of inception of development stage) through September 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above, present fairly, in all material respects, the financial position of Liberated Energy, Inc. as of September 30, 2013, 2012, and the results of its operations and their cash flows for year ended September 30, 2013, and 2012, and the cumulative period from January 19, 2013 (date of inception of development stage) through September 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

The Company’s lack of operating history and financial resources raise substantial doubt about its ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty and if the Company is unable to generate significant revenue or secure financing, then the Company may be required to cease or curtail its operations.
January 13, 2014

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions please feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

cc:     Michael Fay